Exhibit 99.1

Inspira™ Announces Program to Pioneer the Applicable Use of the INSPIRA™ ART100 Device for an Artificial Womb

Ra’anana, Israel, April 03, 2024 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira”), a breakthrough medical technology company, is delighted to announce the commencement of a program to explore the applicable use of the INSPIRA™ ART100 Device for an artificial womb for neonates in need of vital respiratory support.

Inspira aims to explore how this potential additional application of the INSPIRA ART100 device to provide neonates with vital respiratory support could replace the currently used mechanical ventilators. The high pressure and complications associated with mechanical ventilation can cause harsh and long-term negative effects on neonates who require respiratory life support during the early and critical stages of their neonatal development. The potential additional application targets prematurely born neonates with underdeveloped respiratory systems and neonates with life-threatening disorders such as meconium aspiration syndrome, the disorder that results in neonates experiencing difficulty in breathing as a result of meconium in the lungs, and congenital diaphragmatic hernia, where the muscle that bisects the chest from the abdomen fails to close.

“Inspira is dedicated to pushing the boundaries of medical technology to save and improve lives,” remarked Dagi Ben-Noon, CEO of Inspira Technologies. “This initiative marks another step in the journey towards providing safer alternatives to mechanical ventilation. Together, we are targeting to reshape the landscape of acute neonatal care.”

Inspira Technologies OXY B.H.N. Ltd.

Inspira™ Technologies is an innovative medical technology company in the respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRA ART), designed to rebalance patient oxygen saturation levels. This technology potentially allows patients to remain awake during treatment while reducing the need for highly invasive, risky, and costly mechanical ventilation systems that require intubation and medically induced coma. The Company’s products have not yet been tested or used in humans and has not been approved by any regulatory entity.

For more information, please visit our corporate website: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the aims of the research and development into various potential uses of the INSPIRA ART100 device and the Company’s aim to reshape the landscape of acute neonatal care. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, http://www.sec.gov

For more details:

Public Relations Manager

Adi Shmueli

Inspira Technologies

info@inspirao2.com

+972-9-9664485

MRK-ARS-096

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